KW 3/12/14

14046867

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisory Group Equity Services, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.
15427

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Washington Street, Suite 407
(No. and Street)

Woburn (City) MA (State) 01801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William McCance 781-933-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

20 Walnut Street (Address) Wellesley Hills (City) MA (State) 02481 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DD 3/14/14

OATH OR AFFIRMATION

I, William H McCance, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisory Group Equity Services Ltd, as of Feb 25, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Susan M LeMoine

Notary Public

Susan M LeMoine
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 13, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Advisory Group Equity Services, LTD

Report on the Financial Statements

We have audited the accompanying financial statements of Advisory Group Equity Services, LTD, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position, results of operations and cash flows of Advisory Group Equity Services, LTD as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules I, II and III are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplemental schedules has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
February 11, 2014

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Advisory Group Equity Services, LTD
Statement of Financial Condition
December 31, 2013

Assets

Current assets	
Cash and cash equivalents	$ 641,998
Cash, restricted	50,000
Commissions receivable, net of $0 allowance	372,251
Due from parent company	19,446
Prepaid charges and other current assets	161,246
Total current assets	1,244,941
Furniture and equipment, at cost	61,171
Less: accumulated depreciation	35,900
	25,271
Security deposit	11,400
Total assets	$ 1,281,612

Liabilities and Stockholder's Equity

Current liabilities	
Note payable	$ 85,007
Commissions payable	411,567
Accounts payable	3,768
Accrued expenses	22,644
Clearing firm payable	6,179
Deferred registered representative fees	104,723
Total current liabilities	633,888
Stockholder's equity	
Common stock, no par value, 15,000 shares authorized, 100 shares issued and outstanding	6,500
Additional paid in capital	373,331
Retained earnings	267,893
Total stockholder's equity	647,724
Total liabilities and stockholder's equity	$ 1,281,612

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Advisory Group Equity Services, LTD
Statement of Income
For The Year Ended December 31, 2013

Revenues:	
Commission income	$ 4,818,953
Interest income	40,408
Other income	81,788
Total revenue	4,941,149
Operating expenses:	
Commission expenses	3,932,596
Employees compensation and benefits	515,048
Office expenses	61,365
Occupancy expense	56,495
Regulatory fees	34,855
Clearance fees	26,287
Settlement expenses	22,500
Communications and technology	20,950
Professional fees	16,878
Travel and entertainment	13,686
Meetings	13,656
Insurance	10,131
Postage and delivery	6,914
Other operating expenses	6,267
Depreciation	2,380
Total operating expenses	4,740,008
Net income for year	$ 201,141

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Advisory Group Equity Services, LTD
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2013

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, January 1, 2013	$ 6,500	$ 373,331	$ 66,752	$ 446,583
Net income for year	-	-	201,141	201,141
Balance, December 31, 2013	$ 6,500	$ 373,331	$ 267,893	$ 647,724

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Advisory Group Equity Services, LTD
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net income for year	$ 201,141
Adjustments to reconcile loss to net	
cash provided/(used) by operating activities:	
Depreciation	2,380
(Increase) decrease in:	
Commissions receivable	(98,981)
Prepaid expenses	(105,857)
Balance, December 31, 2013	
Commissions payable	80,760
Accounts payable and accrued expenses	(410)
Deferred registered representative fees	(6,459)
Clearing firm payable	3,634
Net cash provided by operating activities	76,208
Cash flows from investing activities:	
Purchase of equipment	(2,157)
Loan to parent company	(19,446)
Net cash used in investing activities	(21,603)
Cash flows from financing activities:	
Insurance premium financing	85,007
Net cash provided by investing activities	85,007
Net increase in cash and cash equivalents	139,612
Cash and cash equivalents, beginning of the year	552,386
Cash and cash equivalents, end of the year	$ 691,998
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ 353

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Advisory Group Equity Services, LTD
Notes to Financial Statements
December 31, 2013

Note 1 – Nature of Business

Advisory Group Equity Services, LTD (the Company) was formed June 25, 1984 as a Massachusetts corporation. The Company is a registered securities broker/dealer engaged in securities trading and sales, retail brokerage and other financial services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and clears its customer accounts through Pershing, LLC, another broker/dealer, on a fully disclosed basis.

The Company is a wholly-owned subsidiary of TAG Group, Inc.

Note 2 – Significant Accounting Policies

Basis of accounting:

The accompanying financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents:

The Company considers deposits and short-term debt securities with maturities of ninety days or less to be cash and cash equivalents.

Management Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates in determining reported amounts for assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Income Taxes:

The Company is a member of a consolidated group for federal and state income tax purposes. The Company's parent has elected to file the consolidated tax returns as an S-Corporation under the Internal Revenue Code and as a result, the Company is a qualified subchapter S subsidiary (QSUB). With this election, all income is reported by the shareholders of the parent company on their individual returns.

Advisory Group Equity Services, LTD
Notes to Financial Statements
December 31, 2013

Note 2 – Significant Accounting Policies (continued)

Income Taxes (continued):

The Organization adopted, "Accounting for Uncertainty of Income Taxes", which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. The Organization has no uncertain tax positions during the year ended December 31, 2013.

Concentrations of Credit Risk

The Company maintains cash accounts with banks that are insured by the Federal Deposit Insurance Corporation up to $250,000. During the course of the year, balances have exceeded this amount. At December 31, 2013, the Company did not have any funds in excess of the insured limits.

Subsequent Events

Management has evaluated subsequent events occurring after the date of the financial statements through February 11, 2014, the date at which the statements were approved and available for issuance.

Revenue and Cost Recognition

The Company recognizes commission income and related expenses on a settlement date basis, which is the industry standard. Accounting principles generally accepted in the United States of America require recording on a trade date presentation. The trade date to settlement date conversion of income and related expenses are immaterial to the financial statements.

Uncollectible Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible amounts. An allowance for uncollectible commissions receivable was not considered necessary as of December 31, 2013.

Furniture and Equipment

Acquisitions of property and equipment are stated at cost. Any expenditure for repairs, maintenance, renewals, and betterments that enhance the useful lives of the assets are capitalized and depreciated. Depreciation is computed using straight line and accelerated methods over the useful lives of

Note 2 – Significant Accounting Policies (continued)

Furniture and Equipment (continued)
the assets. The estimated useful lives of the assets are from 5 to 7 years.

Depreciation amount to $2,380 for the year ended December 31, 2013.

Note 3 – Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital of $50,000 or six and two thirds percent of "aggregated debt items" whichever is greater, as defined. As of December 31, 2013 the Company had a net capital requirement of $50,000.

To be in compliance with the regulation, the Company's ratio of aggregated indebtedness to net capital must not exceed 15 to 1. At December 31, 2013, the Company's ratio was 1.86 to 1 and had a net capital of $390,784, which exceeds the required net capital of $50,000 by $340,784.

Note 4 – Fair Value Measurements

The "Fair Value Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under FAS 157 and its applicability to the plan are described:

Level 1 – Pricing inputs are quoted prices available in active markets for identical investments as of the reporting date. As required by the FASB "Fair Value Measurements and Disclosures" topic, the organization does not adjust the quoted price for these investments, even in situations where the organization holds a large position and a sale could reasonably impact the quoted price.

Note 4 – Fair Value Measurements (continued)

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to these investments.

Level 3 – Pricing inputs are unobservable for the investment, that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

The Organization did not have any assets or liabilities adjusted to fair value for the year ended December 31, 2013.

Note 5 – Lease Commitments

The Company leases its facility under a five year agreement expiring September 30, 2016. The annual rental is $45,892, paid in monthly installments of $3,824.

The Company leases a copier with a monthly payment of $537. The lease will expire in November 2016.

Future minimum payments for the next five years and thereafter under the non-cancelable leases follows:

Year Ended 12/31	Amount
2014	$ 52,336
2015	$ 52,336
2016	$ 39,789

Note 6 – Contingencies

The Company is involved in lawsuits arising in the ordinary course of business. At this time, management has indicated that it is impossible to estimate whether there will be any material impact on the financial position of the Company. Management intends to vigorously defend these cases.

SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

To the Board of Directors of
Advisory Group Equity Services, LTD
Woburn, Massachusetts

In planning and performing our audit of the financial statements of Advisory Group Equity Services, LTD (Company) for the year ended December 31, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3.. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SES to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

This report is intended solely for the use of the Board of Directors, Management, the Securities and Exchange Commission (designated self-regulatory organization), the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties..

Siegrist, Cree, Alessandri & Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
Wellesley Hills, MA
February 11, 2014

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Advisory Group Equity Services, LTD
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

December 31, 2013

Net Capital:	
Total stockholder equity qualified for net capital	$ 647,724
Deduction for non-allowable assets	(256,940)
Net capital before haircuts	390,784
Less: Haircuts	-
Net capital	390,784
Minimum capital requirement	(50,000)
Excess net capital	$ 440,784
Aggregate indebtness:	
Liabilities	$ 633,888
Ratio of aggregate indebtness to net capital	1.62 to 1

No material differences exist between audited computation of net capital and unaudited computation of net capital.

Schedule II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Advisory Group Equity Services, LTD as of 12/31/13

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 Pershing, LLC (Clearing Firm SEC #17574) [4335] xx [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SIEGRIST | CREE | ALESSANDRI | STRAUSS

To the Board of Directors
Advisory Group Equity Services, LTD

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7 of Securities Investor Protection Corporation assessments and payments of Advisory Group Equity Services, LTD for the year ended December 2013. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement entries;
2. Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2013 to December 31, 2013 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers supporting adjustments, and;
5. Compared the amount of any operpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Advisory Group Equity Services, LTD. taken as a whole.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
February 11, 2014

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/13

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032155 FINRA DEC 13

ADVISORY GROUP EQUITY SERVICES, LTD
444 WASHINGTON STREET, SUITE 407
WOBURN, MA 01801

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SUSAN LEMOINE 781-933-61

2. A. General Assessment (item 2e from page 2) $ 9,547

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,714)
7/31/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,833

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,833

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,833

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ADVISORY GROUP EQUITY SERVICES, LTD
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of FWBRUARY, 20 14.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 2013
and ending DECEMBER 31, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,941,149
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	4,941,149
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	897,461
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): BANK INT. $51; CONFERENCES $38,266;ADM. FEES AND REIMBURSEMENT $186,753 (Deductions in excess of $100,000 require documentation)	225,070
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,122,531
2d. SIPC Net Operating Revenues	$3,818,618
2e. General Assessment @ .0025	$9,547 (to page 1, line 2.A.)